Form 40-F
period 2011-12-31
SILVERCREST MINES INC
filed 2012-04-25
CIK 1275166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 000-54420

SILVERCREST MINES INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1400
(Primary Standard Industrial Classification Code)

N/A
(I.R.S. Employer Identification No.)

Suite 501, 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
(604) 694-1730
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation
111 Eighth Avenue
New York, NY 10011
(800) 624-0909
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 87,134,179 common shares of the Registrant were issued and outstanding.

 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes [   ] No

EXPLANATORY NOTE

SilverCrest Mines Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, silver and copper, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in the Company’s Annual Information Form and the documents incorporated by reference herein:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
  risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
  risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to potential litigation;
  risks related to the global economy;
  risks related to environmental laws
  risks related to the Company’s status as a foreign private issuer;
  risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
  risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this annual report on Form 40-F, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial reporting Standards (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, three-year historical average prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0170 or Cdn.$1.00 = U.S.$0.9833.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its President, acting as Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures designed by the Company were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

The Company is a Canadian foreign private issuer that is listed on the TSX Venture Exchange. As such, the Company is a “venture issuer” under applicable Canadian securities laws, which exempts the Company under Canadian securities laws to establish internal controls over financial reporting within the meaning of National Instrument 52-109. Notwithstanding this, the Company has implemented procedures for internal controls over financial reporting since the time that it first became a reporting issuer in Canada. Since June 2011, the Company has been working towards updating and implementing its internal controls over financial reporting to be consistent with the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company anticipates that the internal controls over financial reporting will be consistent with the framework issued by COSO for the fiscal year ending December 31, 2012.

CORPORATE GOVERNANCE

The Company has a Corporate Governance and Compensation Committee. The Company’s Board of Directors has determined that the Corporate Governance and Compensation Committee be comprised of independent directors, based on the requirements for independence under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide. The Company’s Corporate Governance and Compensation Committee Charter may be found on the Company’s website at http://silvercrestmines.com/

Corporate Governance and Compensation Committee

The members of the Corporate Governance and Compensation Committee are as follows:

Graham C. Thody

George W. Sanders

Ross O. Glanville

The Corporate Governance and Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Corporate Governance and Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer and provides its recommendations as to each executive officer’s total compensation package to the Board. In considering executive officers other than the President, the Corporate Governance and Compensation Committee takes into account the recommendation of the President. All compensation arrangements with executive officers approved by the Board must also be approved by the majority of the independent members of the Board.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Graham C. Thody, George W. Sanders, and Ross O. Glanville. In the opinion of the Board of Directors, each of Messrs. Thody, Sanders and Glanville are independent, as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Please refer to the Company’s Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee serve for a term of one year ending at each annual general meeting of the Company and are re-appointed by resolution of the directors after each annual general meeting.

The Audit Committee meets with the President (acting as CEO) and the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also selects which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix A to the Company’s Annual Information Form, attached hereto as Exhibit 99.1.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Graham C. Thody qualifies as a financial expert, as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act, and is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE Amex Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading “ITEM 10 – AUDIT COMMITTEE DISCLOSURE – External Auditor Service Fees (By Category) in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

With respect to the adoption of any specific policies and procedures for the engagement of non-audit services, the Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns, including the corporate tax returns of the Company's Mexican subsidiaries, at a rate which together with the auditor's review of the Company's interim financial statements, are approved at US$15,000 per interim period.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees on May 16, 2008. The Code was revised by the Company's Board of Directors on April 5, 2012 and is attached hereto as Exhibit 99.19. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code is available on the Company’s website at http://silvercrestmines.com/

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2011. Shareholders may submit a request online at the Company’s website http://silvercrestmines.com/ for a free printed copy of the Code.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars and denominated in U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$374	$104	$209	$61	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities:
Asset Retirement Obligations(1)	$3,025	Nil	Nil	Nil	$3,025
Deferred Revenue(2)	$11,564	$2,565	$4,376	$3,997	$626
Derivative Instruments(3)	$23,864	$5,722	$18,142	Nil	Nil
Total	$38,827	$8,391	$22,727	$4,058	$3,651

(1)

Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at December 31, 2011 has been estimated to be U.S.$3,025,742, using a long-term inflation rate of 4.7%, a discount rate of 5.75% and projected mine life of 8 years.

(2)

Deferred revenue relates to an upfront deposit from Sandstorm Gold Ltd. (“Sandstorm”) for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life-of-mine reserves and resources at the Santa Elena Project attributable to Sandstorm.

(3)

Derivative instruments relate to a hedging facility granted as part of financing agreements with Macquarie Bank Limited. As at December 31, 2011 the hedging facility comprises 35,485 ounces of gold sold forward at U.S.$926.50 per ounce until June 2014.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has filed a written consent to service of process and power of attorney on Form F-X with the SEC on May 31, 2011. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SILVERCREST MINES INC.

	By:	/s/ J. Scott Drever
	Name:	J. Scott Drever
	Title:	Chairman and President

Date: April 25, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2011
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3.	Amended Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of Davidson & Company
99.9.	Consent of John Chow
99.10.	Consent of P. James Barr
99.11.	Consent of Geoff Allard
99.12.	Consent of C. Stewart Wallis
99.13.	Consent of Lara Reggin
99.14.	Consent of Ting Lu
99.15.	Consent of Nathan Eric Fier
99.16.	Consent of Allard Engineering Services
99.17.	Consent of EBA Engineering Consultants
99.18.	Consent of Wardrop Engineering Inc.

Code of Ethics
99.19.	Code of Business Conduct and Ethics