Form 40-F
period 2012-12-31
SILVERCREST MINES INC
filed 2013-04-05
CIK 1275166

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Securities registered or to be registered pursuant to Section 12(b) of the Act. Common Shares without par value

(Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.None
(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒   Annual Information Form                                                                          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2012, 105,892,129 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes    ☐ No

EXPLANATORY NOTE

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

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in the Company’s Annual Information Form and the documents incorporated by reference herein:

•	risks related to precious and base metal price fluctuations;
•	risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•
risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;

•	uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
•
risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated, and to diminishing quantities or grades of mineral reserves as properties are mined;

•	risks related to substantial volatility in the Company’s share price;
•	risks related to governmental regulations and obtaining necessary licenses and permits;
•	risks related to the business being subject to environmental laws and regulations, which may increase costs of doing business and restrict the Company’s operations;
•	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks related to potential litigation;
•	risks related to the global economy;
•	risks related to environmental laws
•	risks related to the Company’s status as a foreign private issuer;
•	risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
•	risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

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

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this annual report on Form 40-F, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof; nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, three-year historical average prices are to be used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained metal.

Accordingly, information contained in this annual report on Form 40-F, and the documents incorporated by reference herein, contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9949 or Cdn.$1.00 = U.S.$1.0051.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its President, acting as Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures designed by the Company were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s controls in 2012. Based on this evaluation, management concluded that the Company’s  internal control over financial reporting was effective as at December 31, 2012, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of financial statements.
It should be noted that while the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s internal controls over financial reporting will prevent all errors and fraud.

This annual report does not include an attestation report of the Company’s registered independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered independent public accounting firm as the Company qualifies as an “emerging growth company” under the Jumpstart Our Business Start-ups Act of 2012.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Corporate Governance and Nominating Committee and a Compensation Committee. The Company’s Board of Directors (the “Board”) has determined that the Corporate Governance and Nominating Committee and the Compensation Committee be comprised of independent directors, based on the requirements for independence under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide.  The Company’s Corporate Governance and Nominating Committee Charter and Compensation Committee Charter may be found on the Company’s website at http://silvercrestmines.com/

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are as follows:

Graham C. Thody

George W. Sanders

Ross O. Glanville

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board.

The Corporate Governance and Nominating Committee (i) reviews on an annual basis the adequacy of the Company’s corporate governance procedures and recommends changes to the Board for approval, (ii) reviews and recommend changes to the Board of the Company’s Code of Business Conduct and Ethics and (iii) is principally responsible for the selection and nomination of directors.

Compensation Committee

The members of the Compensation Committee are as follows:

Graham C. Thody

George W. Sanders

Ross O. Glanville

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer and provides its recommendations as to each executive officer’s total compensation package to the Board. In considering executive officers other than the President, the Compensation Committee takes into account the recommendation of the President. All compensation arrangements with executive officers approved by the Board must also be approved by the majority of the independent members of the Board.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the  Exchange Act.  The Company’s Audit Committee is composed of Graham C. Thody, George W. Sanders, and Ross O. Glanville. In the opinion of the Board of Directors, each of Messrs. Thody, Sanders and Glanville are independent, as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide.  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  Please refer to the Company’s Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee serve for a term of one year ending at each annual general meeting of the Company and are re-appointed by resolution of the directors after each annual general meeting.

The Audit Committee meets with the President (acting as CEO) and the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also selects which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix A to the Company’s Annual Information Form, attached hereto as Exhibit 99.1.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Graham C. Thody qualifies as a financial expert, as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act, and is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading ITEM 10 – AUDIT COMMITTEE DISCLOSURE – External Auditor Service Fees (By Category) in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

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

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees on May 16, 2008. The Code was revised by the Company's Board of Directors on April 5, 2012. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code is available on the Company’s website at http://silvercrestmines.com/

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2012. Shareholders may submit a request online at the Company’s website http://silvercrestmines.com/ for a free printed copy of the Code.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Commitments” in the Company’s MD&A for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from the NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Quorum Requirements: The NYSE MKT Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company’s shareholders.  The TSX Venture Exchange does not specify a quorum requirement for shareholders’ meetings of its listed issuers.  The Company’s quorum requirements, as set forth in its articles, for meetings of its shareholders is two shareholders entitled to vote at the meeting, whether present in person or represented by proxy.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s  home country law, in which case, the Company  shall make the disclosure of such transactions available on the Company’s website at http://www.silvercrestmines.com. Information contained on the Company’s website is not part of this annual report.

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

By: Name: Title:	SILVERCREST MINES INC. /s/ J. Scott Drever J. Scott Drever Chairman and President

Date: April 4, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:
Exhibit	Description
Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2012
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2012 and 2011 together with the report of the auditors thereon
99.3.	Amended Management’s Discussion and Analysis for the years ended December 31, 2012 and 2011
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of Davidson & Company
99.9.	Consent of John Chow
99.10.	Consent of P. James Barr
99.11.	Consent of Geoff Allard
99.12.	Consent of C. Stewart Wallis
99.13.	Consent of Lara Reggin
99.14.	Consent of Ting Lu
99.15.	Consent of Nathan Eric Fier
99.16.	Consent of Allard Engineering Services
99.17.	Consent of EBA Engineering Consultants
99.18.	Consent of Tetra Tech Inc. (successor to Wardrop Engineering Inc.)
99.19	Consent of Tetra Tech Inc.