Form 40-F
period 2013-12-31
SILVERCREST MINES INC
filed 2014-04-01
CIK 1275166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
111 EighthAvenue
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2013, 108,918,205 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, silver and copper, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage.  These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

Often, but not always, forward looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “may”, “could”, “would”, “might”, “will”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form and the documents incorporated by reference herein:

●	risks related to precious and base metal price fluctuations;
●	risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
●
risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;

●	uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
●
risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated, and to diminishing quantities or grades of mineral reserves as properties are mined;

●	risks related to governmental regulations and obtaining necessary licenses and permits;
●	risks related to the business being subject to environmental laws and regulations, which may increase costs of doing business and restrict the Company’s operations;

●	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●	risks relating to inadequate insurance or inability to obtain insurance;
●	risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
●	risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0636 or Cdn.$1.00 = U.S.$0.9402.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2013,  an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its  Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures designed by the Company were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s controls in 2013. Based on this evaluation, management concluded that the Company’s  internal control over financial reporting was effective as at December 31, 2013, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of financial statements.

It should be noted that while the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s internal controls over financial reporting will prevent all errors and fraud.

Attestation Report of the Registered Public Accounting Firm

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

Changes in Internal Control over Financial Reporting

During fiscal year ended December 31, 2013, the Company installed SAP ERP software in all of its legal entities, providing enhanced entity by entity detailed reporting and in‐depth analyses. There has been an improvement in the Company’s internal control over financial reporting during the year ended December 31, 2013. None of the changes during the year is reasonably likely to materially negatively affect the Company’s internal control over financial reporting.

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

The Audit Committee meets with the CEO and the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also selects which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading ITEM 10 – AUDIT COMMITTEE DISCLOSURE – External Auditor Service Fees (By Category) in the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

With respect to the adoption of any specific policies and procedures for the engagement of non-audit services, the Audit Committee has specifically pre-approved the auditor’s review of the Company’s corporate tax returns, including the corporate tax returns of the Company’s Mexican subsidiaries, at a rate which together with the auditor’s review of the Company’s interim financial statements, are approved at US$15,000 per interim period.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees on May 16, 2008. The Code was revised by the Company’s Board of Directors on April 5, 2012. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code is available on the Company’s website at http://silvercrestmines.com/

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2013. Shareholders may submit a request online at the Company’s website http://silvercrestmines.com/ for a free printed copy of the Code.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Commitments” in the Company’s MD&A for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

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

SILVERCREST MINES INC.

“J. Scott Drever”
By:           ________________________
Name:      J. Scott Drever
Title:        Chairman and Chief Executive Officer
Date: March 28, 2014

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2013 and 2012 together with the report of the auditors thereon
99.3	Management’s Discussion and Analysis for the years ended December 31, 2013 and 2012
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8
Santa Elena Pre-Feasibility Study and Open Pit Reserve Update NI 43-101 Technical Report dated effective April 30, 2013, as amended March 4, 2014 (incorporated by reference from the Current Report on Form 6-K/A filed by the Company with the SEC on March 31, 2014)

99.9
Preliminary Economic Assessment for La Joya Property Durango, Mexico NI 43-101 Technical Report dated effective October 21, 2013, as amended on March 4, 2014 (incorporated by reference from the Current Report on Form 6-K/A filed by the Company with the SEC on March 31, 2014)

99.10	Consent of Davidson & Company
99.11	Consent of P. James Barr
99.12	Consent of Ting Lu
99.13	Consent of Nathan Eric Fier
99.14	Consent of Tetra Tech EBA Inc. (successor to EBA Engineering Consultants Ltd.)
99.15	Consent of Tetra Tech WEI Inc. (successor to Wardrop Engineering Inc.)
99.16	Consent of Scott Martin
99.17	Consent of Mike Tansey
99.18	Consent of John Fox
99.19	Consent of Carlos Chaparro
99.20	Consent of Nick Michael
99.21	Consent of Graham Wilkins
99.22	Consent of Sabry Abdel-Hafez
99.23	Consent of Mark Horan
99.24	Consent of Hassan Ghaffari