Form 40-F
period 2014-12-31
SILVERCREST MINES INC
filed 2015-03-31
CIK 1275166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Title of each class: Common Shares without par value
Name of each exchange on which registered: NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2014, 118,753,205 common shares of the Registrant were issued and outstanding.

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

Often, but not always, forward looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “may”, “could”, “would”, “might”, “will”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Numerous factors could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors” in the Company’s Annual Information Form and the documents incorporated by reference herein:

•	risks related to precious and base metal price fluctuations;
•	risks related to the fluctuations in the price of consumed commodities;
•	risks related the foreign exchange fluctuation (particularly the Mexican peso, Canadian dollar and United States dollar);
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
•	uncertainty in the Company’s ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to whether the Company’s exploration and development programs and properties will result in the discovery, development or production of another commercially viable ore body or yield new reserves to replace or expand current reserves;
•	risks related to the adequacy and availability of infrastructure for the Company’s projects;
•	risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

•	risks related to governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	risks related to the business being subject to environmental laws and regulations, which may increase costs of doing business and restrict our operations;
•	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain financing if required;
•	risks related to all of the Company’s properties being located in Mexico, including political, economic, social and regulatory instability and the need for surface access rights, licenses and permits; and
•	risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.1601 or Cdn.$1.00 = U.S.$0.8620.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures designed by the Company were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company’s controls in 2014. Based on this evaluation, management concluded that the Company’s  internal control over financial reporting was effective as at December 31, 2014, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of financial statements.

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

Changes in Internal Control over Financial Reporting

The Company adopted the 2013 COSO Framework to design and evaluate its internal control over financial reporting during the year ended December 31, 2014. During the year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a Corporate Governance and Nominating Committee and a Compensation Committee. The Company’s Board of Directors (the “Board”) has determined that the Corporate Governance and Nominating Committee and the Compensation Committee be comprised of independent directors, based on the requirements for independence under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide.  The Company’s Corporate Governance and Nominating Committee Charter and Compensation Committee Charter may be found on the Company’s website at http://silvercrestmines.com/.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are as follows:

George W. Sanders

Ross O. Glanville

Graham C. Thody (since March 2015)

Dunham L. Craig (from July 2014 to March 2015)

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board.

The Corporate Governance and Nominating Committee (i) reviews on an annual basis the adequacy of the Company’s corporate governance procedures and recommends changes to the Board for approval, (ii) reviews and recommends changes to the Board of the Company’s Code of Business Conduct and Ethics and (iii) is principally responsible for the selection and nomination of directors.

Compensation Committee

The members of the Compensation Committee are as follows:

George W. Sanders

Ross O. Glanville

Graham C. Thody (since March 2015)

Dunham L. Craig (from July 2014 to March 2015)

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee and the Board review on an annual basis the cash compensation, performance and overall compensation package of each executive officer and provides its recommendations as to each executive officer’s total compensation package to the Board. All compensation arrangements with executive officers approved by the Board must also be approved by the majority of the independent members of the Board.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading ITEM 10 – AUDIT COMMITTEE DISCLOSURE – External Auditor Service Fees (By Category) in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

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

CODE OF ETHICS

In December 2014, the Company adopted a new Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees. The Code, filed as Exhibit 99.8 to this annual report on Form 40-F, meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code is available on the Company’s website at http://silvercrestmines.com/.

Apart from the adoption of the new Code of Conduct, no other amendments were made to the new Code of Conduct in 2014. In addition, no waivers or implicit waivers to the Code were granted from any provision of the Code in 2014.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Commitments” in the Company’s MD&A for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States subject to regulation by MSHA during the fiscal year ended December 31, 2014.

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

Board Composition: Section 802 of the NYSE MKT Company Guide provides that at least a majority of the directors on the Board of Directors of a company listed on the NYSE MKT must be independent directors as defined in Section 803A of the NYSE MKT Company Guide. The Company's Board of Directors is currently comprised of seven directors, three of whom are considered to be independent directors under the NYSE MKT Company Guide. Under Canadian securities laws, it is not mandatory that a company have a majority of independent directors on its Board of Directors. In addition, the Toronto Stock Exchange (“TSX”) policies require the Company to have a minimum of two independent directors.

Quorum Requirements: The NYSE MKT Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company’s shareholders.  The TSX does not specify a quorum requirement for shareholders’ meetings of its listed issuers.  The Company’s quorum requirements, as set forth in its articles, for meetings of its shareholders is two shareholders entitled to vote at the meeting, whether present in person or represented by proxy. SilverCrest’s current quorum requirement is not prohibited by, and does not constitute a breach of applicable Canadian securities laws or the rules and policies of the TSX.

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

SILVERCREST MINES INC.

By:	“J. Scott Drever”
Name:	J. Scott Drever
Title:	Chief Executive Officer and Director

Date: March 31, 2015

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
99.1.	Annual Information Form of the Company for the year ended December 31, 2014
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014 and 2013 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8.	Code of Conduct
99.9.	Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico, dated effective December 31, 2014 (incorporated by reference from the Current Report on Form 6-K filed by the Company with the SEC on March 31, 2015)
99.10.	Preliminary Economic Assessment for La Joya Property Durango, Mexico NI 43-101 Technical Report dated effective October 21, 2013, as amended on March 4, 2014 (incorporated by reference from the Current Report on Form 6-K/A filed by the Company with the SEC on March 31, 2014)
99.11.	Consent of Nathan Eric Fier
99.12.	Consent of Sabry Abdel-Hafez
99.13.	Consent of P. James Barr
99.14.	Consent of Carlos Chaparro
99.15.	Consent of Hassan Ghaffari
99.16.	Consent of Mark Horan
99.17.	Consent of Ting Lu
99.18.	Consent of Scott Martin
99.19	Consent of Nick Michael
99.20	Consent of Graham Wilkins
99.21	Consent of Davidson & Company

